Exhibit 1.01

Conflict Minerals Report of Sensata Technologies Holding plc
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1")

The reporting company is Sensata Technologies Holding plc and its wholly-owned subsidiaries, collectively referred to as “the Company,” “Sensata,” “we,” “our,” and “us.” We are a global industrial technology company that develops, manufactures, and sells sensors, electrical protection products, and other products that are used in mission-critical systems and applications that create valuable business insights for our customers and end users. For more than 100 years, we have been providing a wide range of customized, sensor-rich solutions that address increasingly complex engineering and operating performance requirements to help our customers solve their most difficult challenges in the automotive, heavy vehicle and off-road, industrial, and aerospace industries.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, which was signed into law in July 2010, mandated that the U.S. Securities and Exchange Commission (the “SEC”) create rules that assess whether certain materials (Conflict Minerals, as defined below) originating in the Democratic Republic of the Congo (the “DRC”) or adjoining countries (the DRC and adjoining countries are together referred to as the “Covered Countries”) were benefiting armed groups in the area. In August 2012, the SEC issued its final rule, Rule 13p-1, on the reporting of Conflict Minerals.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, referred to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Covered Countries. Because we manufacture, or contract to manufacture, products for which Conflict Minerals are necessary to the functionality or production of those products, we are subject to the requirements of Rule 13p-1.

Reasonable Country of Origin Inquiry (“RCOI”)

We have conducted in good faith an RCOI regarding the Conflict Minerals included in our products during the period from January 1, 2021 to December 31, 2021 (the “Reporting Period”), in order to determine whether any of these Conflict Minerals originated in the Covered Countries and were not from recycled or scrap sources. We believe that our RCOI is reasonably designed to determine whether any of the Conflict Minerals that are necessary to the functionality of our products originated in the Covered Countries, and if so, whether they were from recycled or scrap sources.

Pursuant to Rule 13p-1, if a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in one of the Covered Countries, or if such registrant is unable to determine the country of origin of those Conflict Minerals, it must file a Conflict Minerals Report with the SEC describing the due diligence measures it has undertaken or will undertake regarding the source and chain of custody of these Conflict Minerals. Because our RCOI was not conclusive regarding the country of origin of the Conflict Minerals used in our products, we are providing this Conflict Minerals Report in accordance with Rule 13p-1 for the Reporting Period.

Some of our products contain at least one of the Conflict Minerals and fall under the scope of the requirements of Rule 13p-1. Therefore, this disclosure includes information on a company level, including general information for all of our products.

We utilized a third party to administer our RCOI for the Reporting Period. Our RCOI was conducted using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”). The CMRT is a standardized reporting template that was developed to facilitate the transfer of information through the supply chain regarding material country of origin and smelters and refiners being utilized. It includes questions related to a supplier’s conflict minerals policy, engagement with its suppliers, and a listing of the smelters the supplier and its suppliers use. In addition, the CMRT contains questions about the origin of Conflict Minerals included in the supplier’s products, as well as supplier due diligence.

As part of the RCOI data collection process, we provided a list of suppliers to our third-party administrator for upload into their Software as a Service (“SaaS”) platform, which was used to track completed CMRTs (version 6.1 or higher) for the RCOI. The SaaS platform enables its users to complete and track supplier communications, as well as allows suppliers to upload completed CMRTs directly for assessment and management. Quality inspection was performed on CMRTs received from suppliers and responses were validated by reviewing the completeness of the surveys, obtaining additional responses as necessary, and resolving certain defined inconsistencies within the responses to the template. Our third-party administrator compared the smelters and refiners provided by our suppliers to the lists of smelters maintained by the RMI and, for facilities that the supplier identified as conflict-free, confirmed that the facility was included on RMI's list of validated conflict-free smelters and refiners of Conflict Minerals. In certain cases, as needed, our third-party administrator educated our suppliers as to the importance of Conflict Minerals reporting.

Sensata’s direct suppliers (approximately 1,661 in total) were surveyed. Approximately 61% (approximately 1,013) responded to the survey, an increase in response rate from approximately 57% in the prior year. A total of 547 of the responding suppliers indicated that they did not sell products to Sensata that contained 3TGs. Based on the results of our RCOI data collection process, we do not have enough information to allow us to determine the country of origin of the Conflict Minerals in our supply chain.

OECD due diligence procedures

Because we do not have sufficient information to allow us to make a determination as to the country of origin of the Conflict Minerals in our supply chain, we have performed due diligence on these Conflict Minerals using the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). This due diligence process is described below.

Step 1: Establish company management systems

The purpose of Step 1 of the OECD Framework is to establish strong company management systems by developing a Conflict Minerals strategy and policy, identifying the key stakeholders (the participants who will carry out the initiative), establishing a system of controls and transparency over the supply chain, and establishing a grievance mechanism.

As part of our implementation of this phase of the OECD Framework, we have identified a team (the “Conflict Minerals Team”) that includes members from leadership, legal, procurement, compliance, and operations. The Conflict Minerals Team functions to periodically review the status of our Conflict Minerals program, ensure that we are making progress towards meeting our compliance goals, and ensure the adequacy of our due diligence process in accordance with the OECD Framework. Certain members of senior management are responsible for overseeing the RCOI, due diligence, and reporting processes.

Our compliance goals include ensuring that we have adequate procedures in place to determine and document which of our products do or may include Conflict Minerals and whether any of our suppliers have sourced Conflict Minerals that have been used in the production of components supplied to us from the Covered Countries.

Many of our suppliers are selected in order to maintain quality and performance standards, and many must be qualified based on certain specifications with our customers, in which case customer approval may be required to change suppliers. In addition, in many cases we source our products on a sole-source basis. As a result, in certain circumstances we are limited in our ability to influence our suppliers to modify their sourcing practices or to respond to our RCOI survey requests.

The Conflict Minerals Team has developed a policy (the “Responsible Mineral Sourcing Policy”), which states that: (1) we support the improvement of human rights in the DRC and surrounding areas; (2) we will comply with Rule 13p-1, (3) we will endeavor to direct our business, as much as practical given the constraints noted above, to suppliers who (i) have traceable supply chains, (ii) freely share their data and cooperate with us in identifying whether they have sourced Conflict Minerals from the Covered Countries, and whether any such sourcing has benefited the armed conflict in the region, and (iii) source responsibly; and (4) we will support our customers' inquiries about the source of Conflict Minerals that we use in our manufacturing with responses that are at the supplier (rather than product) level. We periodically review our Responsible Mineral Sourcing Policy to ensure its adequacy. The Responsible Mineral Sourcing Policy can be found on our website at www.sensata.com/sustainability.

We have a Code of Business Conduct and Ethics, which outlines expected behaviors for all of our employees. We also have a previously-established grievance mechanism (our ethics hotline), pursuant to which any of our employees may report any concerns involving Conflict Minerals. Our standard terms and conditions state that suppliers must comply with the requirements of the Conflict Minerals regulations. Additionally, our Supplier Code of Conduct requires that our suppliers obey the laws in the countries in which they conduct business, and that they obtain and provide Sensata with reasonable assurance that 3TGs in the products sold to Sensata do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of Congo or an adjoining country.

Step 2: Identify and assess risks in the supply chain

The purpose of Step 2 of the OECD Framework is to identify risks in the supply chain and evaluate these risks. In our implementation of this step of the OECD Framework, we utilized a third party to survey our suppliers using the CMRT.

Our global supply chain is complex and we are many tiers removed from, and have no direct relationships with, the smelters or mining companies that may have direct knowledge of the source of the Conflict Minerals used in our products, and whether these Conflict Minerals are financing the armed conflict in the Covered Countries. As a result, we rely on our suppliers to provide us with information regarding the origin of any Conflict Minerals that are included in our products, including, where possible, the smelter's origin. Similarly, our suppliers may depend on their suppliers for this information.

As detailed above, our third-party administrator received and reviewed responses from our suppliers as they were received. The responses received generally indicated that (1) the supplier was complete with its analysis and had determined that the Conflict Minerals it provides originated from conflict-free sources, (2) the supplier's analysis was incomplete, (3) the supplier did not provide Conflict Minerals, or (4) the Conflict Minerals the supplier provides did not originate from the Covered Countries. Upon upload of each supplier's CMRT to the SaaS platform, the supplier was assigned a classification based on the information provided in the CMRT. Typically, suppliers were assigned one of three classifications: (1) complete (the CMRT was uploaded successfully with no errors); (2) invalid (the CMRT may contain inconsistent answers or logic errors); or (3) incomplete (upload of CMRT not yet completed by the supplier). All suppliers that were classified as invalid or incomplete were subsequently engaged by our third-party administrator.

Despite efforts to follow up with our suppliers, we did not receive responses from all suppliers surveyed, and the suppliers who responded showed varying levels of cooperation with our inquiries and progress in their own analyses of their supply chain.

Step 3: Design and implement a risk response strategy

The purpose of Step 3 of the OECD Framework is to respond to identified risks in order to prevent or mitigate potential adverse impacts. As noted in Step 2 above, the CMRT was utilized to obtain information from our suppliers. One of the risks identified in the process is that our suppliers might not provide us valid or complete information, or might not provide information at all, and as a result, we might not be aware of circumstances in which certain suppliers sourced from the Covered Countries and whether such sourcing benefited the armed conflict in the region.

In order to mitigate this risk, our third-party administrator reviewed templates received from surveyed suppliers for completeness and reasonableness. Refer to Step 2 above for discussion of the related procedures, including follow up on incomplete or invalid responses.

Based on the results of our due diligence process, we do not have sufficient information to allow us to make a determination as to which of these smelters provided Conflict Minerals that were used in the production of components that we purchased, or which of these Conflict Minerals were sourced from the Covered Countries. Based on information derived from responses obtained from our suppliers and our due diligence efforts, the smelters listed in our final CMRT may have been used to process necessary Conflict Minerals that were used in our products.

We used the most recent CMRT template in our responses to our customers, which provides the most up to date list of known smelters with which to cross reference the smelter listings provided by our suppliers.

Certain smelters considered to be at risk were reported to be present in the supply chain of some of the responding suppliers. We subsequently engaged with selected suppliers to reinforce the requirements of our Supplier Code of Conduct, and to verify the presence or absence of material from at risk smelters in products sold to Sensata, and plan to continue this engagement with our suppliers in the next year. We have also updated our corrective action processes to more meaningfully engage with suppliers who do not conform to our responsible sourcing requirements.

Step 4: Carry out independent third-party audits of smelter/refiner due diligence process

We are not currently a member of the RMI. However, we leverage the due diligence conducted on smelters and refiners by the RMI's Responsible Minerals Assurance Process (“RMAP”). The RMAP uses independent private sector auditors to audit the source, including mines of origin and chain of custody, of the Conflict Minerals used by smelters and refiners that agree to participate in the RMAP. The smelters and refiners that are found to be RMAP conformant are those for which the independent auditor has verified that the smelter’s or refiner’s Conflict Minerals either did not originate from the Covered Countries or originated from conflict-free mines in the Covered Countries. In 2021, we updated our Responsible Mineral Sourcing Policy to notify our suppliers of our expectation that 3TG material be sourced from smelters and/or refineries that are conformant with RMAP or a comparable standard.

Step 5: Report annually on supply chain due diligence

This Conflict Minerals Report and Form SD are being filed in order to comply with Step 5 of the OECD Framework.

Conclusion

We believe that the administration, design, and results of our supplier survey performed during the Reporting Period was consistent with the prior year, as we continued to utilize a third-party administrator to perform much of the survey responsibilities (with oversight from our Procurement and Environmental, Social, and Governance teams), including supplier communication, follow up, and response review.

Survey responses from a large number of our direct suppliers have been received and reviewed. The responses received generally indicated that (1) the supplier was complete with its analysis and had determined that the Conflict Minerals it provides originated from conflict-free sources, (2) the supplier's analysis was incomplete, (3) the supplier did not provide Conflict Minerals, or (4) the Conflict Minerals the supplier provides did not originate from the Covered Countries.

During the Reporting Period, we maintained company management systems over the Conflict Minerals process, including maintaining our Responsible Mineral Sourcing Policy, ethics hotline, Code of Business Conduct and Ethics, and Supplier Code of Conduct. We reported on our Conflict Minerals program to our customers using the most recent CMRT template in order to ensure accuracy of the smelter listing provided.

However, based on our due diligence processes, we are not able to determine the source or country of origin of all of the Conflict Minerals that were used to manufacture our products during the Reporting Period.

Steps to take in the coming year

As our Conflict Minerals program continues into next year, we plan to take additional steps to improve our due diligence processes, including the following:

•intensify communication and strengthen Company engagement with suppliers, including, but not limited to, Conflict Minerals training, to reinforce our prohibition of the sourcing of 3TG in a manner that directly or indirectly finances or benefits armed groups that are perpetrators of serious human rights abuses in the Democratic Republic of Congo or an adjoining country;

•apply best practices learned during the current year due diligence processes across all of our businesses;

•continue to work with our third-party administrator to design a survey program that will improve both the percentage of suppliers responding to our surveys as well as the quality of their responses, including the refinement of our understanding of our suppliers that are in-scope for the CMRT survey in 2022; and

•continue to develop methods, structure internal management systems, implement tools, and adopt procedures that are designed to support supply chain due diligence in accordance with the OECD Framework.

Forward Looking Statements

This report includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by terminology such as "may," "will," "could," "should," "expect," "anticipate," "believe," "estimate," "predict," "project," "forecast," "continue," "intend," "plan," "potential," "opportunity," "guidance," and similar terms or phrases.

A wide variety of potential risks, uncertainties, and other factors could materially affect our ability to achieve the results either expressed or implied by these forward-looking statements, including, but not limited to, risks related to public health crises, instability and changes in the global markets, supplier interruption or non-performance, the acquisition of disposition of businesses, adverse conditions or competition in the industries upon which we are dependent, intellectual property, product liability, warranty, and recall claims, market acceptance of new product introductions and product innovations, labor disruptions or increased labor costs, and changes in existing environmental or safety laws, regulations, and programs.

Investors and others should carefully consider the foregoing factors and other uncertainties, risks and potential events including, but not limited to, those described in Item 1A: Risk Factors in our most recent Annual Report on Form 10-K and as may be updated from time to time in Item 1A: Risk Factors in our quarterly reports on Form 10-Q or other subsequent filings with the SEC. All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law.